As filed with the Securities and Exchange Commission on January 23, 2023

Registration Statement No. 333-267301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Empatan Public Limited Company

(Exact name of Registrant as Specified in its articles of association)*

N/A

(Translation of registrant name into English)

Ireland	3590	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

+353-1-920-1000

Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19715

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Doron Afik Adv. Afik & Co. 103 Hahashmonaim Street Tel Aviv, Israel 6120101 Tel: +972.3.6093609	Connor Manning Arthur Cox Ten Earlsfort Terrace Dublin 2 D02 T380	Joshua M. Samek Steven D. Pidgeon DLA Piper LLP (US) 200 South Biscayne Boulevard, Suite 2500 Miami, FL 33131-5341 Telephone: (305) 423-8500

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement, described in the included proxy statement/prospectus, have been satisfied or waived.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☒ Registration No. 333-267301

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

(*)

Upon the closing of the business combination referred to in the proxy statement/prospectus within this registration statement, the name of the registrant is expected to change to SMX Public Limited Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.1  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 is being filed solely for the purpose of filing an exhibit to this registration statement on Form F-4 (the “Registration Statement”), and to amend and restate the exhibit index set forth in Part II of the Registration Statement. No changes have been made to the Registration Statement other than this explanatory note as well as revised versions of the cover page and exhibit index of the Registration Statement.

This Post-Effective Amendment No. 1 does not contain copies of the final proxy statement / prospectus included in the Registration Statement, which remains unchanged from the final proxy statement / prospectus, filed on January 19, 2023. This Post-Effective Amendment shall become effective in accordance with the provisions of Rule 462 of the Securities Act of 1933, as amended.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Parent will be subject to the Irish Companies Act. Subject to exceptions, the Irish Companies Act does not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the company. The exceptions allow a company to (i) purchase and maintain director and officer insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company; and (ii) indemnify a director or other officer against any liability incurred in defending proceedings, whether civil or criminal (a) in which judgement is given in his or her favor or in which he or she is acquitted or (b) in respect of which an Irish court grants him or her relief from any such liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.

Under the Parent’s Amended and Restated Memorandum and Articles of Association, subject to certain limitations and so far as may be permitted by the Irish Companies Act, each director, officer or employee of the Post-Combination Company, and each person who is or was serving at the request of the Post-Combination Company as a director, officer or employee of another company, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Post-Combination Company, shall be entitled to be indemnified by the Post-Combination Company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as a director, officer or employee of the Post-Combination Company or such other company, partnership, joint venture, trust or other enterprise, and in which judgment is given in his or her favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the court. However, any such indemnity shall not be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Post-Combination Company unless and only to the extent that the courts of Ireland or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Parent is anticipated to enter into indemnification agreements with each of the directors and executive officers of Lionheart to provide contractual indemnification providing for indemnification and advancements by the Parent of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to Lionheart or, at Lionheart’s request, service to other entities, as officers or directors occurring at or prior to the Merger Effective Time to the maximum extent permitted by applicable law.

Parent is also anticipated to maintain standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Parent, and (2) to the Parent with respect to payments which may be made by the Parent to such officers and directors pursuant to any indemnification provision contained in the Parent’s Amended and Restated Memorandum and Articles of Association or otherwise as a matter of law.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1#	Business Combination Agreement (included as Annex A to this proxy statement/prospectus)

2.2	Scheme Implementation Deed (included as Annex B-1 to this proxy statement/prospectus)

2.3	Deed of Variation (included as Annex B-2 to this proxy statement/prospectus)

2.4	Second Deed of Variation

3.1*	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021)

3.2*	Articles of Association of Parent

3.3	Form of Amended and Restated Articles of Association of Parent (included as Annex C to this proxy statement/prospectus)

4.1*	Specimen Unit Certificate of the Company (incorporated by reference to Exhibit 4.1 of the Company’s registration statement on Form S-1 (File No. 333-254479) filed with the SEC on August 25, 2021)

4.2*	Specimen Class A Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.2 of the Company’s registration statement on Form S-1 (File No. 333-254479) filed with the SEC on October 13, 2021)

4.3*	Warrant Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021)

4.4*	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement

4.5*	Specimen Warrant Certificate of Parent

5.1*	Legal Opinion of Arthur Cox

5.2*	Legal Opinion of DLA Piper LLP (US)

8.1*	Legal Opinion of DLA Piper LLP (US)

8.2*	Legal Opinion of Arthur Cox (included in Exhibit 5.1)

10.1*	Letter Agreement, dated November 3, 2021, by and between the Company, the Sponsor and each of the Company’s directors and executive officers (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021)

10.2*	Investment Management Trust Agreement, dated November 3, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021)

10.3*	Registration Rights Agreement, dated November 3, 2021, by and between the Company, the Sponsor and certain securityholders (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021)

10.4*	Private Placement Securities Subscription Agreement, dated November 3, 2021, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021)

10.5*	Private Placement Unit Subscription Agreement, dated November 3, 2021, by and between the Company, Nomura Securities International, Inc., Northland Securities, Inc. and Drexel Hamilton, LLC (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021)

10.6*	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.8 of the Company’s Form S-1 (File No. 333-254479), filed with the SEC on August 25, 2021)

10.7*	Administrative Services Agreement, dated November 3, 2021, by and between the Company and the Sponsor (incorporated by reference to Exhibit 10.7 of the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2021)

10.8	Form of Lock-Up Agreement, by and between Parent and the Holder (included as Annex G to this proxy statement/prospectus)

10.9	Amended and Restated Sponsor Agreement, dated July 26, 2022, by and between the Company, the Sponsor and certain Insiders (included as Annex D to this proxy statement/prospectus)

10.10	Form of Amended and Restated Registration Rights Agreement, dated July 26, 2022, by and between the Company, the Sponsor and the Holders (included as Annex E to this proxy statement/prospectus)

10.11	Form of Voting Agreement by and between Parent and certain Shareholders (included as Annex F to this proxy statement/prospectus)

10.12*+	Employment Agreement dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon

10.13*+	Employment Agreement dated April 25, 2021, by and between Security Matters Ltd. and Limor Moshe Lotker

10.14*+	Amendment I, dated June 9, 2022, to Employment Agreement dated June 1, 2021, by and between Security Matters Ltd. and Haggai Alon

10.15*+	Amendment I, dated June 9, 2022, to Employment Agreement dated April 25, 2021, by and between Security Matters Ltd. and Limor Moshe Lotker

10.16*†	License Agreement, dated January 1, 2015, by and between Isorad Ltd. and Security Matters, Ltd.

10.17*†	Amendment to License Agreement, dated July 10, 2018, by and between Isorad Ltd. and Security Matters, Ltd.

10.18*†	Addendum to License Agreement, dated April 30, 2019, by and between Isorad Ltd. and Security Matters, Ltd.

10.19†	Amended and Restated License Agreement, dated January 2, 2023, by and between Isorad Ltd. and Security Matters, Ltd.

10.20*	Constitution True Gold Consortium Pty Ltd.

10.21*†	TrueGold Licensing Agreement dated July 26, 2020, by and between Security Matters, Ltd. and True Gold Consortium Pty Ltd.

10.22*	Shareholders Agreement dated July 27, 2020 by and among Security Matters Limited, W.A. Mint Pty. Ltd. and True Gold Consortium Pty Ltd.

10.23*	True Gold R&D Services Agreement dated November 16, 2020, by and between Security Matters, Ltd. and True Gold Consortium Pty Ltd.

10.24*	Services Agreement dated June 16, 2021, by and between Security Matters Limited and True Gold Consortium Pty Ltd.

10.25*	Amendment, dated May 26, 2022, to True Gold R&D Services Agreement, by and between Security Matters, Ltd. and True Gold Consortium Pty. Ltd.

10.26*†	Shareholders Agreement dated April 30, 2019, by and among Security Matters Ltd., Trifecta Industries Ltd. and Newco.

10.27*	Chairman Agreement dated July 26, 2022, by and among Ophir Sternberg and the Parent.

10.28*	Independent Contractor Agreement dated July 26, 2022, by and among Faquiry Diaz and the Parent.

21.1*	List of Subsidiaries of Parent

23.1*	Consent of BDO Israel Ziv Haft

23.2*	Consent of Marcum LLP

23.3*	Consent of Arthur Cox (included in Exhibit 5.1)

23.4*	Consent of Scura Partners LLC

23.5*	Consent of DLA Piper LLP (US) (included in Exhibit 5.2)

23.6*	Consent of DLA Piper LLP (US) (included in Exhibit 8.1)

24.1*	Power of Attorney (included on signature page to this registration statement)

99.1*	Form of Proxy Card

99.2*	Consent of Amir Bader to be named as a director of the Post-Combination Company

99.3*	Consent of Haggai Alon to be named as a director of the Post-Combination Company

99.4*	Consent of Ophir Sternberg to be named as a director of the Post-Combination Company

99.5*	Consent of Pauline Khoo to be named as a director of the Post-Combination Company

99.6*	Consent of Roger Meltzer to be named as a director of the Post-Combination Company

99.7*	Consent of Thomas Hawkins to be named as a director of the Post-Combination Company

99.8*	Consent of Zeren Browne to be named as a director of the Post-Combination Company

99.10	Opinion of Scura Partners LLC (included as Annex H to this proxy statement/prospectus)

99.11*	Instruction 2 to Item 8.A.4 of Form 20-F Representation Letter

107.1*	Calculation of Filing Fee Tables

*	Previously filed
**	To be filed by amendment subsequently.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.
+	Management contract or compensatory plan or arrangement.
†

Portions of this exhibit have been omitted pursuant to Item 601 of Regulation S-K promulgated under the Securities Act because the information is not material and would be competitively harmful if publicly disclosed.

Item 22. Undertakings

(A)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (A)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mehoz haMerkaz, Israel on January 23, 2023.

Empatan Public Limited Company

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Haggai Alon	Director	January 23, 2023
Haggai Alon	(Principal Executive Officer)

/s/ Limor Moshe Lotker	Principal Financial Officer and	January 23, 2023
Limor Moshe Lotker	Principal Accounting Officer

/s/ Amir Bader	Director	January 23, 2023
Amir Bader

AUTHORIZED REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Empatan Public Limited Company has signed this registration statement or amendment thereto in the United States, on January 23, 2023.

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director